Getty Realty Corp.

125 Jericho Turnpike

Jericho, New York 11754

Thomas J. Stirnweis Vice President and Chief Financial Officer

VIA FACSIMILE AND EDGAR

September 12, 2012

Kristi Marrone

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Getty Realty Corp.
Annual Report on Form 10-K for the year ended December 31, 2011
File No. 001-13777

Dear Ms. Marrone:

This letter is submitted on behalf of Getty Realty Corp. (the “Company”) in response to the comment letter dated August 22, 2012 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), to Thomas J. Stirnweis, Vice President and Chief Financial Officer of the Company. For your convenience, each comment has been reproduced in italics below, together with the Company’s response thereto.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7, Management’s Discussion and Analysis of Financial Condition ….page 33

1.	In future Exchange Act reports, please revise your disclosure to discuss your leasing activities for the reported period, including a discussion of the volume of new or renewed leases, average rents or yields, and, where applicable, average tenant improvement costs, leasing commissions, and tenant concessions. Also, discuss the average market rents trends, including the impact of tenant reimbursements.

Response: Historically, our business model is to lease our properties on a long-term triple-net basis primarily to petroleum distributors under unitary leases covering multiple locations, and to a lesser extent, to individual operators under individual leases covering single locations. Our tenants operate our properties directly or sublet our properties to operators who operate their gas stations, convenience stores, automotive repair service

Kristi Marrone, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

facilities or other businesses at our properties. These tenants are responsible for the operations conducted at these properties. Our tenants are generally responsible for the payment of all taxes, maintenance, repairs, insurance and other operating expenses relating to our properties. We generally do not enter into multi-tenant, gross lease structures. Until recently (and other than the renewal of leases to individual operators for single locations), our leasing activity primarily coincided with the acquisition of properties, at which time we would enter into a long-term triple-net unitary lease with a tenant of the acquired properties. Our existing triple net-leases have expirations ranging from 7 to 19 years. As disclosed in our periodic reports filed with the SEC, we previously leased approximately 775 properties to Getty Petroleum Marketing Inc. (“Marketing”) comprising a unitary premises pursuant to a master lease (the “Master Lease”) and we derived a majority of our revenues from the leasing of these properties under the Master Lease. As a result of Marketing’s bankruptcy filing and in anticipation of Marketing’s rejection of the Master Lease, we had commenced a process to enable a repositioning of the portfolio of properties that were subject to the Master Lease to be effective as soon as possible after the properties became available to us free of Marketing’s tenancy (the “Repositioning Process”). Substantially all of these properties became available to us free of Marketing’s tenancy in May 2012.

In the past, our lease terms did not provide for any material tenant improvement costs or tenant concessions, as would be commonplace in a multi-tenant office or retail facility and we did not incur lease commissions. However, as the Company goes through the Repositioning Process, we will pay some leasing commissions and some of our leases will have provisions relating to our tenant improvement costs or giving tenant concessions. Similarly, it is also possible that leases arising from the Repositioning Process may include tenant reimbursements. If any of these events occur in the future, we intend to include appropriate disclosure, to the extent material in amount, in our reports filed with the SEC pursuant to the Securities and Exchange Act of 1934, as amended, (the “Exchange Act Reports”). In addition, we will also disclose the volume of new or renewed leases, to the extent material, in such Exchange Act Reports.

With respect to the Staff’s inquiry regarding “average rents or yields,” and “average market rents trends,” we respectfully respond that we have not previously disclosed or otherwise provided such information to investors in our Exchange Act Reports, press releases or other communications with the investment community since we believe that such disclosure is not relevant or material to investors due to the diversity of our properties in terms of geography and specific property attributes. Our portfolio of more than 1,100 properties is distributed over 21 states. Further diversity as to rents exists within sub-markets of the same Metropolitan Statistical Area due to differing specific location attributes.

Kristi Marrone, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

Capital Expenditures, page 45

2.	Please quantify for us the amount of capital expenditures other than property acquisitions of the years ended December 31, 2011, 2010, and 2009, and where material, in future Exchange Act reports please separately disclose these amounts here and in the consolidated statements of cash flows.

Response: We respectfully inform the Staff that the amount of capital expenditures, other than property acquisition expenditures which have been disclosed, for the years ended December 31, 2011, 2010 and 2009 were immaterial at $24,000, $97,000, and $52,000, respectively. We hereby undertake to disclose, to the extent material, such amounts in future Exchange Act Reports and in our audited consolidated statement of cash flows, accompanying such Exchange Act Reports.

Notes to Consolidated Financial Statements, page 58

Note 1. Summary of Significant Accounting Policies, page 58

3.	It appears that you account for all environmental remediation costs as asset retirement obligations under ASC 410-20. Please tell us how you determined that you did not have any environmental obligations under ASC 410-30. Refer to ASC 410-20-15-3(b).

Response: We respectfully submit that it is appropriate to account for our environmental remediation costs as asset retirement obligations according to the guidance of ASC 410-20. ASC 410-20 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. This subtopic also addresses the accounting for an environmental remediation liability that results from the normal operation of a long-lived asset. Paragraph 410-20-15-3(b) explains that the obligation to clean up the spillage resulting from the normal operation of a fuel storage facility is within the scope of ASC 410-20.

Our environmental remediation costs do not fall under ASC 410-30. The guidance in ASC 410-30-10-1 states, “[t]his Subtopic requires that an entity recognize a liability for obligations associated with environmental remediation liabilities that relate to pollution arising from some past act, generally as a result of the provisions of Superfund, the corrective-action provisions of the Resource Conservation and Recovery Act, or analogous state and non-U.S. laws and regulations.” ASC 410-30-15-3(a) further

Kristi Marrone, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

indicates that the subtopic does not apply to instances where the environmental contamination was incurred in the “normal operation of a long-lived asset.” In addition, ASC 410-30-15-3(b) states that the subsection does not apply to “[p]ollution control costs with respect to current operations or on accounting for costs of future site restoration or closure that are required upon the cessation of operations or sale of facilities, as such current and future costs and obligations represent a class of accounting issues different from environmental remediation liabilities.” Finally, as noted in ASC 410-30-15-3(c), “[e]nvironmental remediation actions that are undertaken at the sole discretion of management and that are not induced by the threat, by governments or other parties, of litigation or of assertion of a claim or an assessment” are not reported using ASC 410-30.

As reflected in Note 1. “Summary of Significant Accounting Policies – Environmental Remediation Costs,” substantially all of the Company’s environmental remediation costs result from the normal operations or from the ordinary course degradation of its long-lived assets, specifically, the removal of underground storage tanks, and, as such, are directly associated with the retirement of those assets. See ASC 410-20-15-2. Accordingly, they fall squarely within the scope of ASC 410-20 and not within the scope of ASC 410-30.

Note 3. Commitments and Contingencies, page 62

4.	In future Exchange Act reports, please revise to disclose the amount of reasonably possible losses or range of losses in excess of amounts accrued for asset retirement obligations, legal proceedings, and other contingencies or, where applicable, to state that such an estimate of the possible loss or range of loss cannot be made. Refer to ASC 410-30-50 and ASC 450-20-50.

Response: ASC 410-30-50-5 indicates that ASC 450-20 provides the “primary guidance applicable to disclosures of environmental remediation loss contingencies.” We respectfully submit that our disclosures are consistent with the guidance in ASC 450-20-50. Specifically, we record accruals for contingencies when management is able to conclude that a loss is both probable and reasonably estimable, as required under ASC 450-20-25-2. When a loss is both probable and reasonably estimable, we disclose the amount of any material accrual as required by ASC 450-20-50-1. When a loss is not both probable and reasonably estimable, we assess whether disclosure of the contingency should be made (even where an appropriate accrual cannot be determined) based on whether there is at least a reasonable possibility that a loss will be incurred. In determining whether an estimate of a reasonable possible loss or range of loss can be made, we review all of the facts and circumstances relating to each contingency. For

Kristi Marrone, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

example, with respect to legal proceedings, we assess the type of claim, the theories of asserted liability, the stage of the proceedings and discussions with claimants, whether the claim is an individual claim or an alleged class action, our defenses and our and others’ past experiences with respect to similar claims. These matters are reviewed with internal legal resources as well as with outside counsel, senior management and others.

We respectfully advise the Staff that, as of the 2011 Form 10-K, we concluded that there were no reasonably possible losses or range of losses in excess of the amounts accrued for asset retirement obligations, legal proceedings and other contingencies. Therefore, we did not disclose such amounts or range. Given that establishing estimates related to these types of matters involves a high degree of judgment, and management cannot predict the outcome of any potential claims made against the Company, we disclosed that the outcomes of the related proceedings or claims are uncertain and subject to change. This is consistent with our critical accounting policy disclosure, contained in the 2011 Form 10-K.

In future Exchange Act Reports, when we are unable to disclose the amount of reasonably possible losses or ranges in excess of amounts accrued for asset retirement obligations, legal proceedings, and other contingencies, we will add additional disclosure to state that an estimate of the possible loss or range of loss cannot be made.

*    *    *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Kristi Marrone, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

We appreciate the Staff’s prompt reply to this letter and request that the Staff contact the undersigned at (516) 478-5403 or Mr. Wm. David Chalk, the Company’s corporate counsel at (410) 580-4120 with any questions or comments regarding this letter.

Respectfully submitted,

/s/ Thomas Stirnweis

Thomas J. Stirnweis

cc:	Jonathan Wiggins, SEC Staff Accountant
Joshua Dicker, Esq., General Counsel and Secretary
Wm. David Chalk, Esq., DLA Piper LLP (US)